Exhibit 12.1

Computation of ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends.

	The Company	The Company and the Predecessor		The Predecessor
		Year ended December 31,
	Year Ended December 31, 2005	2004		2003	2002		Period from February 28, 2001 (inception) through December 31, 2001
Income (loss) before minority interests	$24,357	$(5,681)		$16,791	$129		$(2,758)

Interest	39,122	24,461		10,091	5,249		—
Interest within rental expense	147	113		66	—		—
Minority interests in consolidated joint ventures	12	24		(149)	(190)		—

Earnings available to cover fixed charges	$63,638	$18,917		$26,799	$5,188		$(2,758)

Fixed charges:
Interest	$39,122	$24,461		$10,091	$5,249		$—
Interest within rental expense	147	113		66	—		—
Capitalized interest	279	—		—	—		—

	39,548	24,574		10,157	5,249		—

Preferred stock dividends	10,014	—		—	—		—

Fixed charges and preferred stock dividends	$49,562	$24,574		$10,157	$5,249		$—

Ratio of earnings to fixed charges	1.61	—	(1)	2.64	—	(2)	—

Ratio of earnings to fixed charges and preferred stock dividends	1.28	—		2.64	—	(2)	—

(1)	For the year ended December 31, 2004, earnings were insufficient to cover fixed charges by $5,657.
(2)	For the year ended December 31, 2002, earnings were insufficient to cover fixed charges by $61.